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Exhibit 99.2

Interim Management's Discussion and Analysis for the third fiscal quarter ended September 30, 2008

Management's Discussion and Analysis
October 28, 2008

This Management's Discussion and Analysis (MD&A) contains forward-looking statements. These statements are based on certain estimates and assumptions and involve risks and uncertainties. Users of forward-looking information are cautioned that actual results may differ materially from those expressed or implied. Forward-looking information and the factors or assumptions used to develop such information are identified throughout this MD&A and under the Legal Notice on page 18. For information on risks, uncertainties and other factors that could cause actual results to differ, see page 18.

This MD&A should be read in conjunction with our September 30, 2008 unaudited interim consolidated financial statements and notes. Readers should also refer to our MD&A on pages 10 to 48 of our 2007 Annual Report and to our Annual Information Form (AIF) dated February 27, 2008. All financial information is reported in Canadian dollars (Cdn$) and in accordance with Canadian generally accepted accounting principles (GAAP) unless noted otherwise. The financial measures: cash flow from operations, return on capital employed (ROCE) and cash and total operating costs per barrel referred to in this MD&A are not prescribed by GAAP and are outlined and reconciled in Non-GAAP Financial Measures on page 46 of our 2007 Annual Report, and page 16 of this MD&A.

Certain amounts in prior years have been reclassified to enable comparison with the current year's presentation.

Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet (mcf) of natural gas: one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

References to "we," "our," "us," "Suncor," or "the company" mean Suncor Energy Inc., its subsidiaries, partnerships and joint ventures, unless the context otherwise requires.

The tables and charts in this document form an integral part of this MD&A.

Additional information about Suncor filed with Canadian securities commissions and the United States Securities and Exchange Commission (SEC), including periodic quarterly and annual reports and the AIF filed with the SEC under cover of Form 40-F, is available on-line at www.sedar.com, www.sec.gov and our website www.suncor.com. Information contained in or otherwise accessible through our website does not form a part of this MD&A and is not incorporated into the MD&A by reference.

In order to provide shareholders with full disclosure relating to potential future capital expenditures, we have provided cost estimates for significant capital projects that, in some cases, are still in the early stages of development. These costs are preliminary estimates only. The actual amounts are expected to differ and these differences may be material. For a further discussion of our significant capital projects, see the Significant Capital Project Update on page 12.

Selected Financial Information

Industry Indicators	Three months ended September 30		Nine months ended September 30
(average for the period)	2008	2007	2008	2007

West Texas Intermediate (WTI) crude oil US$/barrel at Cushing	118.00	75.40	113.30	66.20
Canadian 0.3% par crude oil Cdn$/barrel at Edmonton	123.00	80.25	115.90	73.10
Light/heavy crude oil differential US$/barrel WTI at Cushing less Western Canadian Select at Hardisty	18.05	22.85	20.40	19.60
Natural Gas US$/mcf at Henry Hub	10.10	6.15	9.65	6.90
Natural Gas (Alberta spot) Cdn$/mcf at AECO	9.25	5.60	8.55	6.80
New York Harbour 3-2-1 crack (1) US$/barrel	10.65	11.95	10.30	15.40
Exchange rate: US$/Cdn$	0.96	0.96	0.98	0.91

(1)
New York Harbour 3-2-1 crack is an industry indicator measuring the margin on a barrel of oil for gasoline and distillate. It is calculated by taking two times the New York Harbour gasoline margin plus the New York Harbour distillate margin and dividing by three.

Outstanding Share Data (1) (as at September 30, 2008)

Common shares	934 916 409
Common share options – total	46 829 297
Common share options – exercisable	25 646 718

(1)
On May 14, 2008, the Company implemented a two-for-one stock split of its issued and outstanding common shares.

             Suncor Energy Inc.
 004    2008 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Summary of Quarterly Results

	Three months ended
($ millions, except per share)	Sept 30 2008	June 30 2008	Mar 31 2008	Dec 31 2007	Sept 30 2007	June 30 2007	Mar 31 2007	Dec 31 2006

Revenues	8 946	7 959	5 988	5 185	4 802	4 525	4 053	3 936
Net earnings	815	829	708	1 042	627	738	576	334

Net earnings per common share
Basic	0.87	0.89	0.76	1.13	0.68	0.80	0.63	0.36
Diluted	0.86	0.87	0.75	1.10	0.66	0.78	0.61	0.35

Analysis of Consolidated Statements of Earnings and Cash Flows

Net earnings for the third quarter of 2008 were $815 million, compared to $627 million for the third quarter of 2007. Excluding unrealized foreign exchange impacts on the company's U.S. dollar denominated long-term debt, and project start-up costs, earnings for the third quarter of 2008 were $971 million, compared to $538 million in the third quarter of 2007.

The increase in earnings was primarily due to improved price realizations for our oil sands products. This was partially offset by an increase in operating expenses, product purchases and Crown royalties in our oil sands business.

Net earnings for the first nine months of 2008 were $2.352 billion, compared to $1.941 billion for the same period in 2007. Excluding unrealized foreign exchange impacts on the company's U.S. dollar denominated long-term debt, the impact of income tax rate reductions on opening future income tax liabilities, and project start-up costs, earnings for the first nine months of 2008 were $2.580 billion, compared to $1.712 billion in the same period for 2007.

Cash flow from operations in the third quarter of 2008 was $1.346 billion, compared to $957 million in the same period of 2007. Cash flow from operations for the first nine months of 2008 was $3.912 billion, compared to $2.809 billion in the first nine months of 2007.

The increase in earnings over the first nine months of 2008, and the increase in cash flow from operations for the three and nine month periods ended September 30, 2008, are due primarily to the same factors that impacted third quarter earnings.

Our effective tax rate for the first nine months of 2008 was 29%, compared to 28% in the first nine months of 2007. During the nine months ended September 30, 2008 we recorded $406 million in current income tax expense, compared to $314 million in the nine months ended September 30, 2007 (see page 10 for discussion of cash income taxes).

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2008 Third Quarter    005

 Net Earnings Components

This table explains some of the factors impacting net earnings on an after-tax basis. For comparability purposes, readers should rely on the reported net earnings presented in our unaudited interim consolidated financial statements and notes in accordance with Canadian GAAP.

	Three months ended September 30		Nine months ended September 30
($ millions, after-tax)	2008	2007	2008	2007

Earnings before the following items:	971	538	2 580	1 712
Unrealized foreign exchange gain (loss) on U.S. dollar denominated long-term debt	(150)	108	(207)	199
Impact of income tax rate reductions on opening future income tax liabilities	—	—	—	67
Project start-up costs	(6)	(19)	(21)	(37)

Net earnings as reported	815	627	2 352	1 941

 Analysis of Segmented Earnings and Cash Flows

Oil Sands

Oil sands recorded 2008 third quarter net earnings of $854 million, compared with $494 million in the third quarter of 2007. Excluding the impact of project start-up costs, earnings for the third quarter of 2008 were $860 million, compared to $511 million in the third quarter of 2007.

Earnings increased primarily as a result of strong price realizations due to higher benchmark WTI crude oil prices. Earnings were negatively impacted by an increase in operating expenses, product purchases and Crown royalties, in addition to decreased production of higher-value sweet crude oil products resulting from an unplanned shutdown of facilities that supply hydrogen used to remove sulphur from synthetic crude oil and diesel fuel.

Purchases of crude oil and products were $175 million in the third quarter of 2008, compared to $68 million in the third quarter of 2007. The increase was primarily a result of purchases of product to facilitate transportation of sour crude shipments during the quarter, in addition to third-party bitumen purchases due to additional upgrading capacity.

Operating expenses were $799 million in the third quarter of 2008, compared to $604 million in the third quarter of 2007. The increase in operating expenses in the third quarter of 2008 was primarily due to higher maintenance expenses aimed at improving reliability, increased energy input costs, higher contract mining costs and increased employee costs resulting from higher overall salaries and an increased number of employees.

Alberta Crown royalty expense was $249 million in the third quarter of 2008, compared to $145 million in the third quarter of 2007. The increase was due mainly to higher revenues resulting from continued strong WTI crude pricing. This increase was partially offset by the impact of both higher operating expenses and higher capital expenditures eligible for deduction under Crown royalty formulas. For a further discussion of Crown royalties, see page 7.

Cash flow from operations was $1.109 billion in the third quarter of 2008, compared to $829 million in the third quarter of 2007. The increase was primarily due to the same factors that impacted oil sands earnings.

             Suncor Energy Inc.
 006    2008 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Net earnings for the first nine months of 2008 were $2.300 billion, compared to $1.438 billion in the first nine months of 2007. Cash flow from operations for the first nine months of 2008 increased to $3.193 billion from $2.086 billion in the first nine months of 2007. The year-to-date increases in net earnings and cash flow from operations were due primarily to the same factors that impacted third quarter oil sands results.

Oil sands production averaged 245,600 barrels per day (bpd) in the third quarter of 2008 compared to production of 239,100 bpd during the third quarter 2007. Unplanned maintenance in our upgrading and extraction assets and wet weather in August that impacted mine production restricted production volumes in the third quarter of 2008. Production volumes in the third quarter of 2007 were impacted by a planned shutdown. Based on third quarter results and expectations for the fourth quarter, the oil sands production outlook has been reduced to an annual average of 235,000 bpd.

Sales volumes during the third quarter of 2008 averaged 219,000 bpd, compared with 223,900 bpd during the third quarter of 2007. The proportion of higher value diesel fuel and sweet crude products decreased to 27% of total sales volumes in the third quarter of 2008, compared to 55% in the third quarter of 2007, primarily due to the unplanned hydrogen facilities shutdown.

The average price realization for oil sands crude products increased to $116.32 per barrel in the third quarter of 2008, compared to $76.97 per barrel in the third quarter of 2007, as a result of a 56% increase in benchmark WTI crude oil prices, partially offset by a decreased premium to WTI for sweet crude blends and an increased discount to WTI for sour crude blends.

During the third quarter of 2008, cash operating costs averaged $34.00 per barrel, compared to $25.10 per barrel during the third quarter of 2007. The increase in cash operating costs per barrel was primarily due to higher operating expenses and increased natural gas input costs. Based on third quarter results and expectations for the fourth quarter, the oil sands cash operating cost outlook has been increased to an annual average of $36.50 per barrel. Refer to page 16 for further details on cash operating costs as a non-GAAP financial measure, including the calculation and reconciliation to GAAP measures.

Oil Sands Operations and Growth Update

Commissioning of Suncor's $2.3 billion expansion to one of two oil sands upgraders is nearing completion and production volumes are expected to continue ramping up toward a target of approximately 300,000 bpd by the end of the year. With additional bitumen feedstock planned to come on line from Firebag, we expect upgrading operations to begin ramping up in 2009 toward design capacity of 350,000 bpd.

Production from Suncor's Firebag in-situ operations had been limited by provincial regulators to 42,000 bpd due to sulphur emissions that exceeded regulatory limits in 2007. With the lifting of the production cap in July, Suncor began steaming new wells in the third quarter and expects small amounts of incremental production to come on line in the fourth quarter of 2008.

On October 23, we announced an update to the schedule of Suncor's $20.6 billion Voyageur growth strategy, including reporting plans for 2009 capital spending of $6 billion.

We believe it is prudent to reduce capital spending from previously anticipated levels during a time of financial market uncertainty that has impacted the cost of issuing new debt. At currently planned spending, we expect to finance our 2009 capital program through existing undrawn credit facilities and cash flow from operations.

The modified capital plan and related growth outlook maintains spending and construction timelines for the third and fourth stages of Firebag in-situ operations. Completion of Firebag Stages 3 and 4 (in 2009 and 2010, respectively) is expected to provide increases in bitumen production and future cash flow.

We had previously expected to complete construction of a third upgrader, the centerpiece of the Voyageur expansion, in late 2011 with oil sands production capacity of 550,000 bpd in place in 2012. Suncor has delayed these plans and is scaling down spending and the pace of construction on the planned upgrader, extending targeted completion by approximately one year to the end of 2012. Stages 5 and 6 of Firebag in-situ operations are expected to proceed but, as they are at relatively early phases of development, spending and scheduling plans remain flexible to respond to market conditions.

Of the total Voyageur capital budget of $20.6 billion, Suncor had spent approximately $5.3 billion at the end of the third quarter.

For an update on our significant growth projects currently in progress see page 12. The information provided in the growth update contains forward-looking statements and users of this information are cautioned that actual results may differ. For additional information on risks, uncertainties and other factors that could cause actual results to differ, please see page 18.

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2008 Third Quarter    007

Oil Sands Crown Royalties

For a description of the Alberta Crown royalty regimes in effect for our oil sands operations, see page 19 of our 2007 Annual Report and note 11 of our third quarter 2008 financial statements.

In the third quarter of 2008, we recorded a pretax royalty estimate of $249 million, compared to $145 million for the third quarter of 2007. In 2008, the estimation process for calculating the quarterly royalty provision was changed from being based on an annual royalty estimate to being based on the actual eligible revenues and costs recorded in the period. If the annualized approach was used for 2008, pretax royalties would have been $86 million higher for the first nine months of 2008.

The following table sets forth our estimates of royalties in the years 2008 through 2012, and certain assumptions on which we have based our estimates.

Oil Sands Mining and In-Situ Royalties

WTI Price/bbl (US$)	80	100	130

Natural gas (Alberta spot) Cdn$/mcf at AECO	7.50	8.00	9.50

Light/heavy oil differential of WTI at Cushing less Maya at the U.S. Gulf Coast US$	14.00	18.00	23.00

Differential of Maya at the U.S. Gulf Coast less Western Canadian Select at Hardisty, Alberta US$	7.00	7.00	7.00

US$/Cdn$ exchange rate	1.00	1.00	1.05

Crown Royalty Expense (based on percentage of total oil sands revenue) %
2008 – Mining synthetic crude oil, in-situ bitumen (25% and 1% min)	8-9	9-10	10-11
2009 – Bitumen (mining old rates – 25% and 1% min; in-situ new rates)	6-8	9-11	11-13
2010 to 2012 – Bitumen (new rates – cap 30% for mining)	6-8	9-11	12-14

The previous table contains forward-looking information and users of this information are cautioned that actual Crown royalty expense may vary from the ranges disclosed in the table. The royalty ranges disclosed in the table were developed using the following assumptions: current agreements with the government of Alberta (assuming the government enacts their proposed framework), royalty rates proposed by the government of Alberta, current forecasts of production, capital and operating costs, and the commodity prices and exchange rates described in the table.

The following material risk factors could cause actual royalty rates to differ materially from the rates contained in the foregoing table:

(i)
Pursuant to the new royalty framework, the government proposed on June 30, 2008 a generic "bitumen valuation methodology" for determining the gross revenues less related transportation costs related to bitumen. The proposal uses the Hardisty, Alberta pricing of Western Canadian Select (WCS), a widely traded blend of Alberta bitumen, diluents and conventional heavy oil, as a benchmark. The proposed pricing formula is adjusted for transportation to Hardisty, the value of diluent in the WCS blend and the constituent bitumen quality. The proposal also provides for a floor price based on Maya at the U.S. Gulf Coast if there are unusual market fluctuations affecting WCS relative to the North American market. Following a consultation period with industry, the government expects to implement the new bitumen valuation methodology January 1, 2009, with further refinements for bitumen quality determination expected January 1, 2010. The estimated impact of quality adjustments and other assumptions have been incorporated into the above table. Those assumptions and the final determination of the bitumen valuation methodology may have a material impact on royalties payable to the Crown. For our mining operations, the proposed bitumen methodology is consistent with Suncor's January 2008 Crown Agreement which places certain limitations on the bitumen valuation methodology;

(ii)
The government announced in April 2008 it will implement recommendations to enhance how the performance of the royalty regime is measured and reported. They are also in the process of reviewing technical policy details and business rules that are being changed to align with the new royalty framework announced in October 2007. Steps taken by the government may affect the calculation of royalties; and

(iii)
Changes in crude oil and natural gas pricing, production volumes, foreign exchange rates, and capital and operating costs for each oil sands project; changes to the generic royalty regime by the government of Alberta; changes in other legislation and the occurrence of unexpected events all have the potential to have an impact on royalties payable to the Crown.

             Suncor Energy Inc.
 008    2008 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Natural Gas

Our natural gas business recorded net earnings of $18 million in the third quarter of 2008, compared with nil during the third quarter of 2007. Net earnings increased primarily as a result of higher revenues driven by stronger price realizations, including higher sulphur prices. These factors were partially offset by higher royalties and dry hole costs, and increased depreciation, depletion and amortization (DD&A) expense resulting from increased production from areas with larger capital bases.

Cash flow from operations for the third quarter of 2008 was $103 million, compared to $47 million in the third quarter of 2007. The increase is primarily due to the same factors affecting net earnings, excluding the impact of DD&A and dry hole costs.

Net earnings in the first nine months of 2008 were $89 million, compared to nil in the first nine months of 2007. Net earnings increased primarily as a result of higher revenues driven by stronger price realizations, higher sulphur prices and increased production, in addition to a gain on the sale of non-core assets. These factors were partially offset by higher royalties and increased DD&A expense. Cash flow from operations for the first nine months of the year was $304 million, compared to $181 million reported in the same period in 2007. The increase is primarily due to the same factors affecting net earnings, excluding the impact of DD&A and the gain on the sale of non-core assets.

Natural gas and liquids production in the third quarter of 2008 was 213 million cubic feet equivalent (mmcfe) per day, compared to 211 mmcfe per day in the third quarter of 2007. The increased production compared to the prior year was primarily due to the addition of new wells. Our 2008 planned production is expected to offset Suncor's estimated purchases of natural gas for internal consumption at our oil sands operations.

Realized natural gas prices in the third quarter of 2008 were $9.10 per thousand cubic feet (mcf), compared to $5.39 per mcf in the third quarter of 2007, reflecting higher benchmark prices.

Refining and Marketing

Refining and marketing recorded 2008 third quarter net earnings of $46 million, compared to net earnings of $69 million in the third quarter of 2007. The decrease in net earnings primarily resulted from reduced margins on gasoline, asphalt and other heavy products as well as significantly lower refined product demand driven by the high prices of finished products, particularly gasoline. These factors were partially offset by gains from energy marketing and trading activities, which increased to $99 million in the third quarter of 2008, from $1 million in the third quarter of 2007. This increase was primarily due to gains on crude oil financial contracts.

As a result of adopting a required FIFO (first-in-first-out) valuation accounting policy for inventory, net earnings were $134 million lower than they would have been under the previous LIFO (last-in-first-out) accounting policy. Under FIFO accounting, earnings are impacted by the change in value of crude feedstock inventories. In the third quarter of 2007, FIFO accounting resulted in a $29 million positive impact. For further details of this change in accounting policy, see page 15.

Cash flow from operations was $85 million in the third quarter of 2008, compared to $126 million in the third quarter of 2007. Cash flow from operations decreased primarily due to the same factors affecting net earnings, excluding the impact of unrealized gains from energy marketing and trading activities.

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2008 Third Quarter    009

During the third quarter of 2008, refinery crude oil utilization was 99%, compared to 102% in the third quarter of 2007. This lower rate was primarily due to unplanned maintenance at our Commerce City, Colorado refinery. In addition, our Sarnia refinery completed a planned maintenance shut-down that began on September 2, 2008 and lasted until October 11, 2008. This turnaround was completed on schedule and on budget, and did not have a significant impact on the quarter over quarter utilization comparison as Sarnia completed a similar scope turnaround during the third quarter of 2007.

Our refining and marketing business recorded net earnings of $232 million for the first nine months of 2008, compared to $413 million during the first nine months of 2007. Cash flow from operations for the first nine months of 2008 was $485 million, compared to $648 million in the first nine months of 2007. The year-to-date decreases in net earnings and cash flow from operations were due to the same factors that impacted third quarter results.

Corporate and Eliminations

After-tax net corporate expense was $103 million in the third quarter of 2008, compared to earnings of $64 million in the third quarter of 2007. Excluding the impact of group elimination entries, after-tax net corporate expense was $115 million in the third quarter of 2008 (earnings of $64 million in the third quarter of 2007). Net expense increased mainly due to unrealized foreign exchange losses on our U.S dollar denominated long-term debt. After-tax unrealized foreign exchange losses on U.S. dollar denominated long-term debt were $150 million in the third quarter of 2008, compared to gains of $108 million in the third quarter of 2007. Group elimination entries increased to $12 million in the third quarter of 2008, from nil in the third quarter of 2007, primarily as a result of profit elimination on inventory sold from oil sands to refining and marketing.

Breakdown of Net Corporate Expense

Three months ended September 30 ($ millions)	2008	2007

Corporate (expense) earnings	(115)	64
Group eliminations	12	—

Total	(103)	64

Cash flow from operations was $49 million in the third quarter of 2008, compared to cash used in operations of $45 million in the third quarter of 2007. This was primarily due to a foreign exchange gain on operational activities in the third quarter of 2008, compared to a loss in the third quarter of 2007.

Corporate net expense was $269 million in the first nine months of 2008, compared to net earnings of $90 million in the same period of 2007. Net expense increased mainly due to unrealized foreign exchange losses on our U.S. dollar denominated long-term debt. After-tax unrealized foreign exchange losses on U.S. dollar denominated long-term debt were $207 million in the nine months ended September 30, 2008, compared to gains of $199 million in the first nine months of 2007. Cash used in operations was $70 million in the first nine months of 2008, compared to $106 million in the first nine months of 2007.

Cash Income Taxes

We estimate we will have cash income taxes of 30% to 50% of our effective tax rate during 2008. Thereafter, we anticipate our cash income tax position may fluctuate to a maximum of approximately 100% of our effective tax rate by 2015. Cash income taxes are sensitive to crude oil and natural gas commodity price volatility and the timing of deductibility of capital expenditures for income tax purposes, among other things. This estimate is based on the following assumptions: current forecasts of production, capital and operating costs, the commodity prices and exchange rates described in the table "Oil Sands Mining and In-Situ Royalties" on page 8 and effective income tax rates within 2% of the statutory income tax rates, assuming there are no changes to the current income tax regime. Our outlook on cash income tax is a forward-looking statement and users of this information are cautioned that actual cash income taxes may vary from our outlook.

             Suncor Energy Inc.
 010    2008 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Analysis of Financial Condition and Liquidity

Excluding cash and cash equivalents, short-term debt and future income taxes, Suncor had an operating working capital deficiency of $111 million at the end of the third quarter of 2008, compared to a deficiency of $430 million at the end of the third quarter of 2007, due primarily to an increase in inventory values, reflecting higher commodity prices.

During the first nine months of 2008, net debt increased to $5.260 billion from $3.248 billion at December 31, 2007, primarily due to increased capital spending to fund our growth strategies.

During 2008, the company's $2 billion committed syndicated credit facility was increased to $3.75 billion and its term was extended to 2013, while our $410 million committed bilateral credit facility was reduced to $370 million and extended to 2009.

In May 2008, the company issued 5.80% Medium Term Notes with a principal amount of $700 million under an outstanding $2 billion debt shelf prospectus. Interest on the notes is paid semi-annually, and the notes mature on May 22, 2018. The net proceeds received were added to our general funds to repay outstanding commercial paper, which originally funded our working capital needs, sustaining capital expenditures and growth capital expenditures.

In June 2008, the company issued 6.10% Notes with a principal amount of US$1.25 billion and 6.85% Notes with a principal amount of US$750 million under an amended US$3.65 billion debt shelf prospectus. Interest on the notes is paid semi-annually, and the notes mature on June 1, 2018, and June 1, 2039, respectively. The net proceeds received were added to our general funds, which are used for our working capital needs, sustaining capital expenditures, growth capital expenditures and to repay outstanding commercial paper borrowings.

At September 30, 2008, our undrawn credit facilities were approximately $3.5 billion and we had cash and cash equivalents of approximately $1.3 billion. Outstanding debt shelf prospectuses filed in 2007 enable the company to issue debt in Canada and the United States. We believe we have the capital resources from our undrawn credit facilities and cash flow from operations to meet our current working capital requirements and fund the remainder of our $7.5 billion 2008 capital program and recently announced $6 billion 2009 capital program. For additional information on risks, uncertainties and other factors affecting our ability to fund our capital program, see page 18.

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2008 Third Quarter    011

Significant Capital Project Update

A summary of the progress on our significant projects under construction to support both our growth and sustaining needs is provided below. All projects listed below have received board of directors approval.

		Cost						% complete			Target
		estimate		Estimate		Spent					completion
Project	Plan	$ millions	(1)	% Accuracy	(1)	to date		Engineering	Construction	(2)	date

Coker Unit	Expected to increase production capacity by 90,000 bpd	2 100		+13/-7		2 285		100	100		Complete

Naphtha Unit	Increases sweet product mix	650		+10/-10		575		99	45		2009

Steepbank Extraction Plant	New location and new technologies aimed at improving operational performance	850		+10/-10		585		100	60		2009

Firebag Sulphur Plant	Support emission abatement plan at Firebag; capacity to support Stages 1-6	340		+10/-10		220		85	40		2009

North Steepbank Mine Expansion	Expected to supply ore to generate about 180,000 bpd of bitumen	400		+10/-10		110		50	30		2010	(3)

Voyageur Strategy: Firebag (4)	Expansion of Firebag 3-6 is expected to generate about 270,000 bpd of bitumen	9 000		+18/-13		2 770	(5)

	– Stage 3							95	40		2009

	– Stage 4 (6) (7)							60	—		2010

	– Stage 5 (6) (7)							10	—		2012	(8)

	– Stage 6 (6) (7)							10	—		2012	(8)

Voyageur Strategy: Upgrader 3 (9)	Expected to increase production capacity by 200,000 bpd	11 600		+12/-8		2 570	(5)	70	10		2012	(8)

(1)
Excludes commissioning and start-up costs. Cost estimates and estimate accuracy reflect budgets approved by Suncor's Board of Directors.

(2)
Excludes commissioning and start-up.

(3)
As a result of an update in operating plans, management has adjusted its target completion date to 2010 from 2009. Production from the mine expansion is targeted to begin in 2012.

(4)
Ramp-up to full capacity of each stage can take up to eighteen months from completion of construction.

(5)
Spending to date includes procurement of major project components. For Firebag Stage 3, procurement at September 30, 2008 was 90% complete; for Stage 4, 81% complete; for Stage 5, 15% complete; and for Stage 6, 48%. For Upgrader 3, procurement was 70% complete.

(6)
Pending regulatory approval.

(7)
Construction of shared and common services is included in Stage 3 construction.

(8)
As a result of changes to the timing of capital spending plans, management has adjusted its target completion date to 2012 from 2011.

(9)
Construction completion targeted in 2012 with ramp-up to full capacity during 2013.

The previous table contains forward-looking information and users of this information are cautioned that the actual timing, amount of the final capital expenditures and expected results for each of these projects may vary from the plans disclosed in the table. The material risk factors that could cause actual timing, amount of the final capital expenditures and expected results to differ materially from those contained in this table are contained in our 2007 Annual Report, pages 21 to 26. For additional information on risks, uncertainties and other factors that could cause actual results to differ, please see page 18.

The material factors used to develop the target completion dates and cost estimates are: capital spending plans, the current status of procurement, design and engineering phases of the project; updates from third parties on delivery of services and goods associated with the project; and estimates from major projects teams on completion of future phases of the project. We have assumed that commitments from third parties will be honoured and that material delays and increased costs related to the risk factors referred to above, will not be encountered.

             Suncor Energy Inc.
 012    2008 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Derivative Financial Instruments

On January 1, 2008, Suncor adopted the Canadian Institute of Chartered Accountants (CICA) Handbook sections 3862 "Financial Instruments – Disclosures" and 3863 "Financial Instruments – Presentation", which enhance existing disclosures for financial instruments. In particular, section 3862 focuses on the identification of risk exposures and our approach to management of these risks. These new disclosures have been incorporated in the following discussion and in the notes to our unaudited financial statements.

We periodically enter into derivative contracts to hedge against the potential adverse impact of market price volatility due to changes in the underlying indices. We also use physical and financial energy contracts to earn trading and marketing revenues.

We have estimated fair values of financial instruments by assessing available market information and appropriate valuation methodologies based on industry-accepted third-party models; however, these estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction.

Commodity and Treasury Hedging Activities

To provide an element of stability to future earnings and cash flow, we have approval from the board of directors to fix a price or range of prices for up to approximately 30% of our total planned production of crude oil for specified periods of time. The company has hedged a portion of its forecasted U.S. dollar denominated sales subject to U.S. dollar West Texas Intermediate (WTI) commodity price risk. As of September 30, 2008, costless collar crude oil hedges totaling 10,000 bpd of production were outstanding for the remainder of 2008. Prices for these barrels are fixed within a range from an average of US$59.85/bbl up to an average of US$101.06/bbl. In addition to these hedges, we have crude oil puts for 55,000 bpd of production for 2009 and 2010 that provide us with a floor price of US$60.00/bbl.

In addition to our strategic crude oil hedging program, Suncor uses derivative contracts to hedge risks related to purchases and sales of natural gas and refined products, and to hedge risks specific to individual transactions.

Settlement of our commodity hedging contracts result in cash receipts or payments for the difference between the derivative contract and market rates for the applicable volumes hedged during the contract term. For accounting purposes, amounts received or paid on settlement are recorded as part of the related hedged sales or purchase transactions in the Consolidated Statements of Earnings and Comprehensive Income.

We periodically enter into interest rate swap contracts as part of our strategy to manage exposure to interest rates. The interest rate swap contracts involve an exchange of floating rate and fixed rate interest payments between ourselves and investment grade counterparties. The differentials on the exchange of periodic interest payments are recognized as an adjustment to interest expense. In addition to our interest rate swap contracts, we also manage variability in market interest rates and foreign exchange rates during periods of debt issuance through the use of interest rate locks and foreign exchange forward contracts.

The earnings impact associated with changes in the fair values of our commodity and treasury hedging derivative financial instruments in the third quarter of 2008 was a pretax gain of $74 million (2007 – pretax gain of $2 million). The earnings impact in the first nine months of 2008 was a pretax loss of $14 million (2007 – pretax loss of $9 million).

Energy Marketing and Trading Activities

In addition to derivative contracts used for hedging activities, Suncor uses physical and financial energy derivatives to earn trading and marketing revenues. These energy contracts are comprised of crude oil, natural gas, heating oil and gasoline derivative contracts. The results of these trading activities are reported as revenue and as energy marketing and trading expenses in the Consolidated Statements of Earnings and Comprehensive Income. The net pretax gains associated with our energy marketing and trading activities in the third quarter of 2008 were $99 million (2007 – pretax earnings of $1 million). The net pretax earnings in the first nine months of 2008 were $116 million (2007 – pretax earnings of $26 million).

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2008 Third Quarter    013

Fair Value of Derivative Financial Instruments

The fair value of derivative financial instruments is the estimated amount we would receive (pay) to terminate the contracts. Such amounts, which also represent the unrealized gain (loss) on the contracts, were as follows:

($ millions)	September 30 2008	December 31 2007

Derivative financial instruments accounted for as hedges
Assets	17	20
Liabilities	(6)	(11)
Derivative financial instruments not accounted for as hedges
Assets	148	18
Liabilities	(20)	(21)

Net derivative financial instruments	139	6

For further details on our derivative financial instruments, see note 3 to the unaudited interim consolidated financial statements on page 28.

Environmental Regulation and Risk

Production from Suncor's Firebag in-situ operations had been limited by regulators to 42,000 bpd due to sulphur emissions that exceeded regulatory limits in 2007. With the lifting of the production cap during the third quarter, Suncor began steaming new wells, with small amounts of incremental production expected to come on line in the fourth quarter of 2008.

In April 2007, the Canadian federal government introduced the Clean Air regulatory framework, which is expected to regulate both greenhouse gas (GHG) emissions and air pollutants from industrial emitters. Further details on the GHG framework were released in March 2008. Suncor has been engaged in the ongoing consultations on this framework. In support of developing regulation, Suncor submitted production, operations and emissions information for designated facilities to the federal government in May. Draft GHG regulations are expected in fall 2008, with final regulations in fall 2009 and the provisions coming into force on January 1, 2010. The financial impact of this proposed legislation will be dependent on the details of Clean Air Act regulations.

On June 26, 2008, the Energy Resources Conservation Board (ERCB) released a draft directive, Tailings Performance Criteria and Requirements for Oil Sands Mining Schemes, for industry review and comment until September 15, 2008. The directive proposes to establish performance criteria for consolidated tailings (CT) operations, a requirement for specific approval and monitoring of CT ponds, a requirement for reporting tailings plans, and changes to the ERCB annual mine plan requirements and approval process to regulate tailings operations. We do not expect any significant impact resulting from the directive as currently drafted.

There remains uncertainty around the outcome and impacts of climate change and other environmental regulations. Depending on the scope of any final regulations, these impacts may have an adverse effect on our operational and financial results in the future. We continue to actively work to mitigate our environmental impact, investing in renewable energy such as wind power and biofuels, accelerating land reclamation, installing new emission abatement equipment and investigating other mitigation opportunities such as carbon capture and sequestration.

Control Environment

Based on their evaluation as of September 30, 2008, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures (as defined in Rules 13(a) – 15(e) and 15(d) – 15(e) under the United States Securities Exchange Act of 1934 (the Exchange Act)) are effective to ensure that information required to be disclosed in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. In addition, as of September 30, 2008, there were no changes in our internal control over financial reporting that occurred during the three month period ended September 30, 2008 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting. We will continue to periodically evaluate our disclosure controls and procedures and internal control over financial reporting, and will make any modifications from time to time as deemed necessary.

             Suncor Energy Inc.
 014    2008 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Change in Accounting Policies

(a)  Inventories

On January 1, 2008 Suncor was required to retroactively adopt CICA Handbook section 3031 "Inventories". Under the new standard, the use of a LIFO (last-in-first-out) based valuation approach for inventory has been eliminated. The standard also requires any impairment to net realizable value of inventory to be written down at each reporting period, with subsequent reversals when applicable. Suncor transitioned to a FIFO (first-in-first-out) based valuation approach for inventory effective January 1, 2008. The impact of adopting this standard is as follows:

Change in Consolidated Balance Sheets

	September 30	December 31
($ millions, increase/(decrease))	2008	2007

Inventories	473	404

Total Assets	473	404

Accounts payable and accured liabilities	(25)	—
Future income taxes	157	121
Retained earnings	341	283

Total liabilities and shareholders' equity	473	404

Change in Consolidated Statements of Earnings and Comprehensive Income

	Three months ended September 30		Nine months ended September 30
($ millions, increase/(decrease))	2008	2007	2008	2007

Purchase of crude oil and products	191	(19)	(144)	(94)
Operating, selling and general	186	89	50	(14)
Future income taxes	(110)	(20)	36	36

Net earnings	(267)	(50)	58	72

Per common share – basic (dollars)	(0.28)	(0.05)	0.06	0.08
Per common share – diluted (dollars)	(0.28)	(0.05)	0.06	0.08

Segmented Net Earnings Impact

	Three months ended September 30		Nine months ended September 30
($ millions, increase/(decrease))	2008	2007	2008	2007

Net earnings
Oil sands	(135)	(62)	(39)	10
Refining and marketing	(134)	29	125	68
Corporate and eliminations	2	(17)	(28)	(6)

Total	(267)	(50)	58	72

(b)  Capital Disclosure

On January 1, 2008, Suncor adopted CICA Handbook section 1535 "Capital Disclosures". This section establishes disclosure requirements for management's policies and processes in defining and managing its capital. There is no financial impact to previously reported financial statements as a result of the implementation of this new standard.

(c)  Financial Instruments – Disclosures and Presentation

On January 1, 2008, Suncor adopted CICA Handbook sections 3862 "Financial Instruments – Disclosures" and 3863 "Financial Instruments – Presentation", which enhance existing disclosures for financial instruments. In particular, section 3862 focuses on the identification of risk exposures and the company's approach to management of these risks. There is no financial impact to previously reported financial statements as a result of the implementation of this new standard.

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2008 Third Quarter    015

(d)  International Financial Reporting Standards

In February 2008, the Accounting Standards Board confirmed that International Financial Reporting Standards (IFRS) will replace Canadian GAAP in 2011 for publicly accountable enterprises. Accordingly, Suncor will be required to report its results under IFRS starting in 2011. We continue to assess the impact of the transition to IFRS on our financial reporting and disclosures. We are developing a full transition plan for compliance, but are not currently able to assess the overall impact of the change. Key disclosures surrounding our transition will be made in our year-end 2008 Consolidated Financial Statements and Management's Discussion and Analysis, consistent with the recent reporting standards requirements release.

Non-GAAP Financial Measures

Certain financial measures referred to in this MD&A, namely cash flow from operations, return on capital employed (ROCE) and oil sands cash and total operating costs per barrel, are not prescribed by GAAP. These non-GAAP financial measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies. Suncor includes these non-GAAP financial measures because investors may use this information to analyze operating performance, leverage and liquidity. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Suncor provides a detailed numerical reconciliation of ROCE on an annual basis in our annual MD&A, which is to be read in conjunction with our annual consolidated financial statements. For a summarized narrative reconciliation of ROCE calculated on a September 30, 2008 interim basis, please refer to page 40 of our third quarter report to shareholders.

Cash flow from operations is expressed before changes in non-cash working capital. A reconciliation of net earnings to cash flow from operations is provided in the Schedules of Segmented Data, which are an integral part of Suncor's September 30, 2008 unaudited interim consolidated financial statements.

A reconciliation of cash flow from operations on a per common share basis is presented in the following table:

			Three months ended September 30		Nine months ended September 30
			2008	2007	2008	2007

Cash flow from operations ($ millions)	A		1 346	957	3 912	2 809
Weighted average number of shares outstanding (millions of shares)	B		934.5	923.1	930.4	921.6
Cash flow from operations ($ per share)	(A/B	)	1.44	1.04	4.20	3.05

The following tables outline the reconciliation of oil sands cash and total operating costs to expenses included in the Schedules of Segmented Data in the company's financial statements.

             Suncor Energy Inc.
 016    2008 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Oil Sands Operating Costs – Total Operations

	Three months ended September 30				Nine months ended September 30
	2008		2007 (1)		2008		2007 (1)
	$ millions	$/barrel	$ millions	$/barrel	$ millions	$/barrel	$ millions	$/barrel

Operating, selling and general expenses	799		604		2 156		1 769
Less: natural gas costs, inventory changes, stock-based compensation and other	(183)		(106)		(341)		(243)
Less: non-monetary transactions	(25)		(17)		(81)		(80)
Accretion of asset retirement obligations	14		10		41		30
Taxes other than income taxes	24		15		57		39

Cash costs	629	27.80	506	23.00	1 832	30.00	1 515	24.15
Natural gas	97	4.30	46	2.10	347	5.70	223	3.55
Imported bitumen (net of other reported product purchases)	42	1.90	—	—	107	1.75	3	0.05

Total cash operating costs	768	34.00	552	25.10	2 286	37.45	1 741	27.75
Project start-up costs	8	0.35	24	1.10	29	0.50	47	0.75

Total cash operating costs after start-up costs	776	34.35	576	26.20	2 315	37.95	1 788	28.50
Depreciation, depletion and amortization	151	6.70	126	5.70	412	6.75	334	5.30

Total operating costs	927	41.05	702	31.90	2 727	44.70	2 122	33.80

Production (thousands of barrels per day)	245.6		239.1		222.6		229.8

(1)
Prior period amounts have been restated to reflect the change in accounting policy noted on page 15.

Oil Sands Operating Costs – In-Situ Bitumen Production Only

	Three months ended September 30				Nine months ended September 30
	2008		2007		2008		2007
	$ millions	$/barrel	$ millions	$/barrel	$ millions	$/barrel	$ millions	$/barrel

Operating, selling and general expenses	78		67		243		204
Less: natural gas costs and inventory changes	(42)		(30)		(133)		(100)
Taxes other than income taxes	4		2		8		5

Cash costs	40	10.75	39	11.85	118	11.75	109	11.15
Natural gas	42	11.30	30	9.10	133	13.25	100	10.25

Cash operating costs	82	22.05	69	20.95	251	25.00	209	21.40
In-situ (Firebag) start-up costs	3	0.80	—	—	9	0.90	—	—

Total cash operating costs	85	22.85	69	20.95	260	25.90	209	21.40
Depreciation, depletion and amortization	20	5.40	22	6.70	63	6.30	58	5.95

Total operating costs	105	28.25	91	27.65	323	32.20	267	27.35

Production (thousands of barrels per day)	40.4		35.8		36.6		35.8

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2008 Third Quarter    017

Legal Notice – Forward-Looking Information

This Management's Discussion and Analysis contains certain forward-looking statements that are based on Suncor's current expectations, estimates, projections and assumptions that were made by the company in light of its experience and its perception of historical trends.

All statements that address expectations or projections about the future, including statements about Suncor's strategy for growth, expected and future expenditures, commodity prices, costs, schedules, production volumes, operating and financial results and expected impact of future commitments, are forward-looking statements. Some of the forward-looking statements may be identified by words like "expects," "anticipates," "estimates," "plans," "scheduled," "intends," "believes," "projects," "invests," "could," "focus," "goal," "proposed," "target," "objective," "potential," "forecast," "predict," "enable," "outlook," and similar expressions. These statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward-looking statements and readers are cautioned not to place undue reliance on them.

The risks, uncertainties and other factors that could influence actual results have not changed since the 2008 second quarter report other than the additional risk that Suncor's ability to borrow in the capital debt markets at acceptable rates may be affected by market instability. Other risks include but are not limited to, changes in the general economic, market and business conditions; fluctuations in supply and demand for Suncor's products; volatility of and assumptions regarding commodity prices, interest rates and currency exchange rates; Suncor's ability to respond to changing markets and to receive timely regulatory approvals; the successful and timely implementation of capital projects including growth projects (for example, the Voyageur project, including our Firebag in-situ development) and regulatory projects (for example, the emissions reduction modifications at our Firebag in-situ development); the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering needed to reduce the margin of error and increase the level of accuracy; the integrity and reliability of Suncor's capital assets; the cumulative impact of other resource development; the cost of compliance with current and future environmental laws; the accuracy of Suncor's reserve, resource and future production estimates and its success at exploration and development drilling and related activities; the maintenance of satisfactory relationships with unions, employee associations and joint venture partners; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; uncertainties resulting from potential delays or changes in plans with respect to projects or capital expenditures; actions by governmental authorities including the imposition of taxes or changes to fees and royalties, changes in environmental and other regulations (for example, the Government of Alberta's implementation of recommendations to enhance how the performance of the royalty regime is measured and reported, the Government of Canada's proposed Clean Air regulatory framework and the development of greenhouse gas regulation by other provincial and state governments); the future potential for lawsuits against greenhouse gas emitters, based on links drawn between greenhouse gas emissions and climate change; unexpected issues associated with management and reclamation of our tailings ponds; the ability and willingness of parties with whom we have material relationships to perform their obligations to us; and the occurrence of unexpected events such as fires, blowouts, freeze-ups, equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor. The foregoing important factors are not exhaustive.

Many of these risk factors are discussed in further detail throughout this Management's Discussion and Analysis and in the company's Annual Information Form/Form 40-F on file with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission (SEC) at www.sec.gov. Readers are also referred to the risk factors described in other documents that Suncor files from time to time with securities regulatory authorities. Copies of these documents are available without charge from the company.

             Suncor Energy Inc.
 018    2008 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

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